UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Pfenex Inc.

(Name of Subject Company)

Pelican Acquisition Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Ligand Pharmaceuticals Incorporated

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

717071104

(Cusip Number of Class of Securities)

John L. Higgins

Chief Executive Officer

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Matthew T. Bush, Esq.

R. Scott Shean, Esq.

Anthony Gostanian, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$489,001,004.56	$63,472.34

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $12.56, the average of the high and low sales prices per share of Pfenex Inc. (“Pfenex”) common stock, par value $0.001 per share (collectively, the “Shares”), on August 27, 2020, as reported by the New York Stock Exchange American by 38,933,201 Shares (which consists of (i) 34,315,550 Shares outstanding and (ii) 4,617,651 Shares issuable pursuant to outstanding options to purchase Pfenex Shares with an exercise price of less than or equal to $12.00 per Share). The calculation of the filing fee is based on information provided by Pfenex as of August 27, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Pelican Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex Inc. (“Pfenex”), a Delaware corporation, at a price of $12.00 per Share, in cash, plus a contingent value right (“CVR”), which shall represent the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020, and subject to the conditions described in the offer to purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Pfenex Inc., a Delaware corporation. Pfenex’s principal executive offices are located at 10790 Roselle Street, San Diego, California 92121. Pfenex’s telephone number at such address is (858) 352-4400.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Pfenex Inc. Pfenex has advised Ligand that, as of the close of business on August 28, 2020, 34,296,593 Shares were issued and outstanding. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Ligand and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning Ligand and the Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 11 — “The Merger Agreement; Other Agreements”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Pfenex”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Pfenex”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 — “Certain Information Concerning Ligand and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Pfenex”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Pfenex”

Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Pfenex”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Ligand and the Purchaser” of the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 1 — “Terms of the Offer”

Section 8 — “Certain Information Concerning Ligand and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Pfenex”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Pfenex”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated August 31, 2020.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on August 31, 2020.

(a)(5)(i)	Joint press release issued by Ligand Pharmaceuticals Incorporated and Pfenex Inc. announcing the signing of the Agreement and Plan of Merger on August 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

(a)(5)(ii)	Social media content issued on August 10, 2020 by Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

(a)(5)(iii)	Form of email to Pfenex Inc. partners, first used August 10, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(iv)	Pfenex Inc. Employee Q&A, first used August 10, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(v)	Pfenex Inc. Employee Townhall Slides, first used August 10, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(vi)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 10, 2020 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(vii)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).

(a)(5)(viii)	Press release issued by Ligand Pharmaceuticals Incorporated announcing commencement of the Offer on August 31, 2020.

(a)(5)(ix)	Email Regarding ESPP Plan to Employees, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).

(a)(5)(x)	Notice to Optionholders and Employee FAQ, first used August 21, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 24, 2020).

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc. and Pfenex Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

(d)(2)	Confidentiality Agreement, dated May 20, 2020, by and between Ligand Pharmaceuticals Incorporated and Pfenex Inc.

(d)(3)	Tender and Support Agreement, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc., Eef Schimmelpennink, Martin Brenner, Patrick K. Lucy, Shawn Scranton, Robin D. Campbell, Jason Grenfell-Gardner, Magda Marquet, Lorianne Masuoka, Phillip Schneider and John M. Taylor (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

Index No.

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

(g)	Not Applicable.

(h)	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

PELICAN ACQUISITION SUB, INC.

By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary